361 Social Infrastructure Fund

235 W Galena Street

Milwaukee, WI 53212

January 12, 2022

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

Re:	361 Social Infrastructure Fund (the “Registrant”) File Nos. 811-23479 and 333-234071

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant, on behalf of the 361 Social Infrstructure Fund, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form N-2 (together with all amendments and exhibits thereto) originally filed with the Commission on October 3, 2019 (Accession No.0001398344-19-017486), in connection with the proposed registration of the Fund’s common shares of beneficial interest (together with all amendments and exhibits thereto, the “Registration Statement”). The Registrant has determined not to offer shares of the Fund in the Registration Statement. The Registrant confirms that the Registration Statement has not been declared effective and no securities were issued or sold pursuant to the Registration Statement.

Pursuant to Rule 477(b) of the 1933 Act, we understand this request for withdrawal will be deemed granted as of the date of the filing of this letter unless, within 15 calendar days of the filing of this letter, the Commission notifies the Registrant that the application for withdrawal has not been granted.

The Registrant will file a request to deregister under the Investment Company Act of 1940, as amended.

If you have any questions or need further information, I can be reached at 626-914-1041.

Sincerely,

/s/ Rita Dam

Rita Dam